

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Robert J. Wessels
Aina Le'a, Inc.
69-201 Waikaloa Beach Drive, #2617
Waikaloa, Hawaii 96738

    **Re:    Aina Le'a, Inc.**
            **Amendment No. 1 to**
            **Draft Registration Statement on Form S-1**
            **Submitted October 29, 2014**
            **CIK No. 0001554923**

Dear Mr. Wessels:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated September 12, 2014 that you do not intend to use any graphics, including logos. Your disclosure on page 4 indicates that there is a design logo and mark for "Aina Le'a" that will appear in this prospectus. Please revise or advise.

2. We note your response to comment 7 in our letter dated September 12, 2014. Please revise to clarify what rights a "deeded fractional interest in a designated percentage" of one of the townhomes in development provides to an investor. In addition, please clarify the number of ULF holders and ULFs currently outstanding.

3. We note your response to comment 9 in our letter dated September 12, 2014. Please provide an analysis as to why you believe a ULF is not a "security" as defined in Section 2(a)(1) of the Securities Act.

Cover Page of Registration Statement

4. We note that you intend to offer your securities on a continuous basis pursuant to Rule 415 of Regulation C. As such, please check the corresponding box on the cover page of your registration statement or advise.

Cover Page of Prospectus

5. We note that you may extend the offering for an additional 90 business days. Please revise to reflect this fact. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Prospectus Summary, page 1

6. We note your disclosure that you own 42.73% of the beneficial interests in the Trust. Please revise your discussion of the Trust and Trust Agreement to clarify who owns the remaining beneficial interests in the Trust. To the extent that there are any other large beneficial owners, please identify such person or entity and their corresponding ownership percentage. Furthermore, please revise to clarify the rights associated with the ownership of a beneficial interest in the Trust.

7. Based on the disclosure as currently presented, it appears that you are obligated to make a payment of $12,000 to the investors upon the sale of a townhouse and if the townhomes remain unsold 30 months after the warranty deed is records, then a penalty fee of 1% of the original investment amount is owed. Please clarify if you have begun making such penalty payments to any of the ULF holders at this time, the number of warranty deeds (and associated ULF holders) that have been recorded for 30 months or more, the amounts paid to date and the amounts owed as of the most reasonably practical date.

Risk Factors, page 5

Should the Company fail to meet its obligations under the ULF program, the Company will be subject to penalty interest and could be removed as the developer for the Project, page 19

8. Risk factor disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk disclosed. Please revise to clarify that you only own 4.15% of the land that you intend to develop. Please also describe the limitations you have over operation of the Trust given your limited ownership in the Trust.

Capitalization, page 29

9. It does not appear that the amount for Total capitalization is accurate. Please revise or advise.

Plan of Distribution, page 32

10. Please revise to clarify that to the extent broker-dealers participate in this offering, they may be deemed statutory underwriters.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 37

11. We note your response to comment 25 in our letter dated September 12, 2014 and your revisions to your filing. In your revisions, you did not disclose maturity dates or length of financing for the $15 million revolving line of credit or the $55 million corporate bond issuance. Please revise to disclose the maturity dates or length of financing, or confirm that this information is not yet known.

12. We note your response to comment 26 in our letter dated September 12, 2014. Please identify any of the related party transactions discussed in this section in your "Certain Relationships and Related Party Transactions" section that begins on page 58 of the prospectus.

Principal Stockholders, page 60

13. We note the disclosure in footnotes (1) and (2) on page 60. Please clarify if you have included the shares subject to voting and dispositive power disclosed in the footnotes in the individual's corresponding disclosure in the table itself. For example, please clarify if Mr. Wessels's tabular beneficial ownership disclosure includes the shares owned by Mr. Bernstein for which Mr. Wessels has voting and dispositive power.

Exhibits

14. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy as correspondence.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Raymond A. Lee, Esq.